Page 1 of 5 Pages

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                   Under the Securities exchange Act of 1934

                               (Amendment No. 0)*

                               DIAMONDROCK HOSPITALITY CO
             -----------------------------------------------------
                              (NAME OF ISSUER)

                                COM NEW
             -----------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 252784301
             -----------------------------------------------------
                              (CUSIP NUMBER)

                           December 31, 2013
             -----------------------------------------------------
            (Date of event which requires filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    X  Rule 13d-1(b)
       Rule 13d-1(c)
       Rule 13d-1(d)

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (CONTINUED ON FOLLOWING PAGE(S))

    CUSIP NO. 252784301        13G                         Page 2 of 5 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AllianceBernstein LP      13-3434400

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (A) [ ]
                                                                       (B) [X]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware


           NUMBER OF SHARES   5. SOLE VOTING POWER                 10,128,653
               BENEFICIALLY
                OWNED AS OF   6. SHARED VOTING POWER                        0
           December 31, 2013
                    BY EACH   7. SOLE DISPOSITIVE POWER            13,047,410
                  REPORTING
               PERSON WITH:   8. SHARED DISPOSITIVE POWER                   0


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                   13,047,410
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                              [X]



 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     6.7%

 12. TYPE OF REPORTING PERSON *
     IA

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252784301             13G                      Page 3 of 5 Pages

Item 1(a) Name of Issuer:
          DIAMONDROCK HOSPITALITY CO

Item 1(b) Address of Issuer's Principal Executive Offices:
          6903 ROCKLEDGE DRIVE, SUITE 800
          BETHESDA, MARYLAND 20817


Item 2(a) and (b)
          Name of Person Filing and Address of Principal Business Office:

          AllianceBernstein L.P
          1345 Avenue of the Americas
          NewYork, N.Y.  10105


 (All media outlets, please contact Andrea Prochniak at AllianceBernstein (212-756-4542) with any questions. All other questions can be directed to Section13USFilings@alliancebernstein.com.)




Item 2(c) Citizenship:
          Delaware

Item 2(d) Title of Class of Securities:  COM NEW

Item 2(e) Cusip Number:  252784301


Item 3.   Type of Reporting Person:  Registered Investment Advisor

                                   13G                      Page 4 of 5 Pages


Item 4. Ownership as of 12/31/2013

      (a) Amount Beneficially Owned: 13,047,410 shares of common stock acquired solely for investment purposes on behalf of client discretionary investment advisory accounts*

      (b) Percent of Class: 6.7%

      (c) Deemed Voting Power and Disposition Power:

                        (i)           (ii)          (iii)        (iv)
                        Deemed        Deemed        Deemed       Deemed
                        to have       to have       to have      to have
                        Sole Power    Shared Power  Sole Power   Shared Power
                        to Vote       to Vote       to Dispose   to Dispose
                        or to         or to         or to        or to
                        Direct        Direct        Direct the   Direct the
                        the Vote      the Vote      Disposition  Disposition
                        ------------  ------------  ------------ ------------



AllianceBernstein         10,128,653             0    13,047,410            0




*AllianceBernstein L.P. is a majority owned subsidiary of AXA Financial, Inc. and an indirect majority owned subsidiary of AXA SA. AllianceBernstein operates under independent management and makes independent decisions from AXA and AXA Financial and their respective subsidiaries and AXA and AXA Financial calculate and report beneficial ownership separately from AllianceBernstein pursuant to guidance provided by the Securities and Exchange Commission in Release Number 34-39538 (January 12, 1998).

AllianceBernstein may be deemed to share beneficial ownership with AXA reporting persons by virtue of 0 shares of common stock acquired on behalf of the general and special accounts of the affiliated entities for which AllianceBernstein serves as a subadvisor. Each of AllianceBernstein and the AXA entities reporting herein acquired their shares of common stock for investment purposes in the ordinary course of their investment management and insurance businesses.

                                                             Page 5 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                                          []

Item 6. Ownership of More than Five Percent on behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired
        the Security Being Reporting on by the Parent Holding Company:    N/A



Item 8. Identification and Classification of Members of the Group.      N/A

Item 9.  Notice of Dissolution of Group:                                N/A

Item 10. Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








    Date:  January 29, 2014, ALLIANCEBERNSTEIN L.P.







                               /s/ Laurence Bertan

                            Name:  Laurence Bertan
                            Title: SVP and Head of Regulatory Reporting